United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒    Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐    No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐    No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Vale and Ningbo Zhoushan Port Group celebrate the inauguration of the Shulanghu Grinding Hub

Rio de Janeiro, August 25th, 2020 - Vale S.A. (“Vale”) and Ningbo Zhoushan Port Group (“NZP Group”) held a ceremony at NZP Group’s headquarters, located in Ningbo, Zhejiang Province, China to celebrate the inauguration of the Shulanghu Grinding Hub (the “Grinding Hub”).

Located in the Shulanghu Ore Transfer Terminal, in Zhoushan City, Zhejiang Province, the Grinding Hub is the first grinding hub of Vale in China, having three production lines and totaling a nominal capacity of 3 million tons per year.

The first product to be produced at the Grinding Hub is an innovative product called GF88. The new product is a high-grade ground iron ore fine using Vale’s Carajas Fines (IOCJ) as raw material, which provides an excellent environmental-friendly solution for pellet production and supports steelmaking clients with the challenge of reducing their carbon footprint, part of Vale’s scope 3 emissions.

Marcello Spinelli, Vale’s Executive Director of Ferrous Minerals, virtually attended the ceremony. As per his speech, “Vale is enriching its product portfolio to better meet China’s increasing demand for quality, environmental performance and innovation in a new era. GF88 is a truly ‘green’ mineral product. It enjoys high iron content, low impurities and low loss-on-ignition characteristics. It also deploys a unique, innovative and environmental-friendly production process, which has no need for heating or water and generates no tailings. With the launching of GF88 in China, together with other high-quality iron ore products and blends, Vale will continue to contribute to China’s greener future”.

The Grinding Hub is the result of an extensive partnership between Vale and the NZP Group, which dates back to 2016, when the two parties began to cooperate on ore blending for the production of the Brazilian Blend Fines (BRBF). In December 2019, Vale and NZP Group further strengthened their partnership by signing a grinding service contract to launch new ground iron ore products in China.

Despite the challenges brought by the COVID-19 pandemic, the expert technical teams in Brazil and China have been closely working together to advance the Shulanghu grinding project while maintaining health and safety as a top priority.

Luciano Siani Pires

Executive Officer of Investor Relations

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: August 25, 2020		Head of Investor Relations